Butterfield Reports Second Quarter 2023 Results

Financial highlights for the second quarter of 2023:
•Net income of $61.0 million, or $1.22 per share, and core net income1 of $57.0 million, or $1.14 per share
•Return on average common equity of 25.9% and core return on average tangible common equity1 of 26.3%
•Net interest margin of 2.83%, cost of deposits of 1.27%
•Board declares dividend for the quarter ended June 30, 2023 of $0.44 per share
•Second closing of previously announced acquisition of Credit Suisse trust assets
•Completed early redemption of $75 million 2018 series of the Bank's subordinated debt

Hamilton, Bermuda - July 31, 2023: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended June 30, 2023.
Net income for the second quarter of 2023 was $61.0 million, or $1.22 per diluted common share, compared to net income of $62.2 million, or $1.24 per diluted common share, for the previous quarter and $49.1 million, or $0.99 per diluted common share, for the second quarter of 2022. Core net income1 for the second quarter of 2023 was $57.0 million, or $1.14 per diluted common share, compared to $62.2 million, or $1.24 per diluted common share, for the previous quarter and $50.2 million, or $1.01 per diluted common share, for the second quarter of 2022.
The return on average common equity for the second quarter of 2023 was 25.9% compared to 28.0% for the previous quarter and 24.5% for the second quarter of 2022. The core return on average tangible common equity1 for the second quarter of 2023 was 26.3%, compared to 30.5% for the previous quarter and 27.8% for the second quarter of 2022. The efficiency ratio for the second quarter of 2023 was 57.6%, compared to 56.0% for the previous quarter and 61.0% for the second quarter of 2022. The core efficiency ratio1 for the second quarter of 2023 was 57.6% compared with 56.0% in the previous quarter and 60.2% for the second quarter of 2022.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Butterfield reported a solid second quarter of 2023, as we delivered consistent quarter-over-quarter non-interest income and expense discipline, which partially offset lower net interest income. During the quarter, we were pleased to have Moody’s assign an A3 long-term deposit rating with a stable outlook to our Cayman subsidiary in addition to reaffirming our Group rating. This demonstrates the strength of our Cayman business model and ability to support the Cayman Islands market, which has benefited from steady economic growth, driven by resurgent tourism and a healthy financial services sector. In Bermuda, we successfully implemented the upgrade of our core banking system and online platform and inaugurated our new flagship retail banking center in Hamilton.
"As expected, we also completed the second closing of our planned acquisition of Credit Suisse trust assets. To date, 374 relationships representing $21.1 billion of AUA have now transferred to Butterfield, significantly expanding our footprint in Asia. Work is now under way on client due diligence for subsequent tranches, which will include residual relationships in Singapore and selected Credit Suisse trust relationships in Guernsey and The Bahamas.”
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net income was down in the second quarter of 2023 versus the prior quarter primarily due to lower net interest income as a result of lower average interest-earning assets, higher deposit costs and accelerated amortization of $0.9 million of issuance costs related to the Bank's early redemption of its 2018 issuance of subordinated debt.
Net interest income (“NII”) for the second quarter of 2023 was $92.5 million, a decrease of $4.9 million, compared with NII of $97.4 million in the previous quarter and up $10.5 million from $82.0 million in the second quarter of 2022. NII decreased during the second quarter of 2023 compared to the prior quarter, primarily due to lower balance sheet volumes, increasing deposit costs and the early redemption of subordinated debt. Compared to the second quarter of 2022, NII improved due to higher yields on assets, which was partially offset by increased deposit costs.
Net interest margin (“NIM”) for the second quarter of 2023 was 2.83%, a decrease of 5 basis points from 2.88% in the previous quarter and up 57 basis points from 2.26% in the second quarter of 2022. NIM in the second quarter of 2023 was lower than the prior quarter due to lower balance sheet volumes, increasing deposit costs and early redemption of subordinated debt, which was partially offset by increased yields on interest earning assets. Compared to second quarter of 2022, NIM improved primarily due to higher yields on treasury assets and loans, partially offset by increased deposit costs.
Non-interest income for the second quarter of 2023 of $50.2 million was sequentially flat against the previous quarter and $1.7 million lower than $51.8 million in the second quarter of 2022. Non-interest income for the second quarter of 2023 was comprised of increased trust income driven by the onboarding of relationships acquired from Credit Suisse and higher activity-based revenues, offset by lower banking income, driven by reduced volumes, as well as lower other non-interest income driven by a decrease in equity pick-up on a portfolio investment. Non-interest income in the second quarter of 2023 was lower than the second quarter of 2022 primarily due to a lower level of unclaimed balances recognized into income, which was partially offset by higher revenues from asset management and trust activities.
Non-interest expenses were $83.5 million in the second quarter of 2023, compared to $84.1 million in the previous quarter and $83.0 million in the second quarter of 2022. Core non-interest expenses1 of $83.6 million in the second quarter of 2023 were lower than the $84.1 million incurred in the previous quarter, primarily due to lower staff-related expenses, which were partially offset by higher technology and communications costs related to the Bank's implementation of its core banking system upgrade in Bermuda. Core non-interest expenses1 in the second quarter of 2023 were higher than the $81.9 million incurred in the second quarter of 2022 due to inflationary increases in salaries and benefits, as well as the aforementioned increase in technology and communications costs.
Period end deposit balances were $12.2 billion, a decrease of 6.2% compared to $13.0 billion at December 31, 2022, primarily due to deposit movement across all banking jurisdictions as customers activated their funds and sought higher yielding products, with the largest decrease in the Channel Islands. Average deposits were $12.2 billion in the quarter ended June 30, 2023, compared to $12.8 billion in the first quarter of 2023.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on August 28, 2023 to shareholders of record on August 14, 2023. During the second quarter of 2023, the Butterfield repurchased 0.7 million common shares under the Bank's share repurchase plan authorization.
The current total regulatory capital ratio as at June 30, 2023 was 25.1% as calculated under Basel III, compared to 24.1% as at December 31, 2022. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2023	March 31, 2023	June 30, 2022
Non-interest income	50.2	50.2	51.8
Net interest income before provision for credit losses	92.5	97.4	82.0
Total net revenue before provision for credit losses and other gains (losses)	142.6	147.5	133.8
Provision for credit (losses) recoveries	(1.5)	(0.7)	(0.7)
Total other gains (losses)	4.0	0.1	0.1
Total net revenue	145.1	147.0	133.2
Non-interest expenses	(83.5)	(84.1)	(83.0)
Total net income before taxes	61.5	62.9	50.2
Income tax benefit (expense)	(0.5)	(0.7)	(1.1)
Net income	61.0	62.2	49.1

Net earnings per share
Basic	1.23	1.25	0.99
Diluted	1.22	1.24	0.99

Per diluted share impact of other non-core items [1]	(0.08)	—	0.02
Core earnings per share on a fully diluted basis [1]	1.14	1.24	1.01

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,890	50,131	49,772

Key financial ratios
Return on common equity	25.9%	28.0%	24.5%
Core return on average tangible common equity [1]	26.3%	30.5%	27.8%
Return on average assets	1.8%	1.8%	1.3%
Net interest margin	2.83%	2.88%	2.26%
Core efficiency ratio [1]	57.6%	56.0%	60.2%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	June 30, 2023	December 31, 2022
Cash and cash equivalents	1,795	2,101
Securities purchased under agreements to resell	60	60
Short-term investments	670	884
Investments in securities	5,546	5,727
Loans, net of allowance for credit losses	5,003	5,096
Premises, equipment and computer software, net	153	146
Goodwill and intangibles, net	74	74
Accrued interest and other assets	208	217
Total assets	13,510	14,306

Total deposits	12,192	12,991
Accrued interest and other liabilities	269	278
Long-term debt	98	172
Total liabilities	12,559	13,441
Common shareholders’ equity	950	865
Total shareholders' equity	950	865
Total liabilities and shareholders' equity	13,510	14,306

Key Balance Sheet Ratios:	June 30, 2023	December 31, 2022
Common equity tier 1 capital ratio[1]	22.7%	20.3%
Tier 1 capital ratio[1]	22.7%	20.3%
Total capital ratio[1]	25.1%	24.1%
Leverage ratio[1]	7.6%	6.7%
Risk-Weighted Assets (in $ millions)	4,628	4,843
Risk-Weighted Assets / total assets	34.3%	33.9%
Tangible common equity ratio	6.5%	5.6%
Book value per common share (in $)	19.34	17.42
Tangible book value per share (in $)	17.83	15.92
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.7%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED JUNE 30, 2023 COMPARED WITH THE QUARTER ENDED MARCH 31, 2023

Net Income
Net income for the quarter ended June 30, 2023 was $61.0 million, down $1.2 million from $62.2 million in the prior quarter.
The $1.2 million change in net income in the quarter ended June 30, 2023 compared to the previous quarter was due principally to the following:
•$4.9 million decrease in net interest income before provision for credit losses primarily due to lower average interest-earning assets, increased deposit costs and the accelerated amortization of issuance costs due to the early redemption of the 2018 series of the Bank's subordinated debt;
•$3.9 million increase in total other gains (losses) due to a gain realized on the liquidation settlement from a legacy investment previously written-off;
•$0.9 million increase in provision from credit losses driven by a small number of loan facilities in Bermuda; and
•$0.6 million decrease in non-interest expense, primarily due to a reduction in staff-related expenses which were partially offset by higher technology and communications costs as the core banking system upgrade in Bermuda came into operation.

Non-Core Items1
Non-core items resulted in gains, net of expenses, of $4.0 million in the second quarter of 2023. Non-core items for the quarter mainly relates to the liquidation settlement from a legacy investment previously written-off.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT JUNE 30, 2023 COMPARED WITH DECEMBER 31, 2022
Total Assets
Total assets of the Bank were $13.5 billion at June 30, 2023, a decrease of $0.8 billion from December 31, 2022. The Bank maintained a highly liquid position at June 30, 2023, with $8.1 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 59.7% of total assets, compared with 61.3% at December 31, 2022.
Loans Receivable
The loan portfolio totaled $5.0 billion at June 30, 2023, which was $0.1 billion lower than December 31, 2022 balances. The decrease was driven primarily by scheduled paydowns in the portfolio.
The allowance for credit losses at June 30, 2023 totaled $26.0 million, an increase of $1.0 million from $25.0 million at December 31, 2022. The movement was driven by an increase in credit card provisions, specific provisions on a small number of loan facilities in Bermuda and updated forward-looking economic forecasts. This was partially offset by net paydowns.
The loan portfolio represented 37.0% of total assets at June 30, 2023 (December 31, 2022: 35.6%), while loans as a percentage of total deposits was 41.0% at June 30, 2023 (December 31, 2022: 39.2%). The increase in both ratios was attributable principally to a decrease in deposit balances at June 30, 2023.
As of June 30, 2023, the Bank had gross non-accrual loans of $58.1 million, representing 1.2% of total gross loans, a decrease of $5.0 million from $63.1 million, or 1.2% of total loans, at December 31, 2022. The decrease in non-accrual loans was driven by the settlement of a residential mortgage in the Channel Islands and UK segment.
Other real estate owned (“OREO”) increased by $0.4 million from December 31, 2022 to $1.2 million due to the foreclosure of a loan in Bermuda.
Investment in Securities
The investment portfolio was $5.5 billion at June 30, 2023, which was $0.2 billion lower against December 31, 2022 balances driven by paydowns in the portfolio which were reinvested into treasury assets.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield decreased to 2.07% during the quarter ended June 30, 2023 from 2.12% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio decreased to $207.3 million, compared with total net unrealized losses of $220.2 million at December 31, 2022, as a result of a decline in long-term US dollar interest rates. No credit losses have been noted as at June 30, 2023.
Deposits
Average deposits were $12.2 billion for the quarter ended June 30, 2023, a decrease of $0.6 billion compared to the previous quarter, while period end balances as at June 30, 2023 were $12.2 billion, a decrease of $0.8 billion compared to December 31, 2022, due to normal commercial activity.

Average Balance Sheet2

	For the three months ended
	June 30, 2023			March 31, 2023			June 30, 2022
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	2,488.2	25.2	4.06	2,943.9	27.1	3.74	3,364.5	4.2	0.50
Investment in securities	5,614.7	28.9	2.07	5,720.2	29.8	2.12	6,143.9	29.0	1.89
Available-for-sale	1,970.7	8.8	1.78	2,005.6	8.9	1.80	2,759.9	9.6	1.40
Held-to-maturity	3,644.0	20.2	2.22	3,714.6	20.9	2.28	3,384.0	19.3	2.29
Loans	4,984.1	79.8	6.42	5,040.7	77.5	6.23	5,066.9	56.5	4.48
Commercial	1,396.7	23.0	6.59	1,409.8	22.6	6.51	1,455.3	17.3	4.76
Consumer	3,587.4	56.8	6.35	3,630.9	54.9	6.13	3,611.6	39.3	4.36
Interest earning assets	13,087.0	133.9	4.10	13,704.7	134.5	3.98	14,575.4	89.7	2.47
Other assets	402.0			395.9			359.1
Total assets	13,489.0			14,100.7			14,934.5
Liabilities
Deposits	9,308.0	(38.5)	(1.66)	9,786.5	(34.7)	(1.44)	10,590.3	(5.4)	(0.20)
Securities sold under agreement to repurchase	0.4	—	(5.45)	0.4	—	(4.50)	—	—	—
Long-term debt	147.4	(2.9)	(8.02)	172.3	(2.4)	(5.65)	172.0	(2.4)	(5.60)
Interest bearing liabilities	9,455.8	(41.4)	(1.76)	9,959.2	(37.1)	(1.51)	10,762.3	(7.8)	(0.29)
Non-interest bearing current accounts	2,863.2			2,993.5			2,997.8
Other liabilities	243.6			241.1			300.8
Total liabilities	12,562.6			13,193.7			14,061.0
Shareholders’ equity	926.4			906.9			873.6
Total liabilities and shareholders’ equity	13,489.0			14,100.7			14,934.5
Non-interest bearing funds net of non-interest earning assets (free balance)	3,631.2			3,745.6			3,813.1
Net interest margin		92.5	2.83		97.4	2.88		82.0	2.26
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $118.5 billion and $29.0 billion, respectively, at June 30, 2023, while assets under management were $5.4 billion at June 30, 2023. This compares with $106.2 billion, $32.2 billion and $5.0 billion, respectively, at December 31, 2022.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2023	March 31, 2023	June 30, 2022
Net income	61.0	62.2	49.1
Non-core items
Non-core (gains) losses
Liquidation settlement from an investment previously written-off	(4.0)	—	—
Total non-core (gains) losses	(4.0)	—	—
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	1.0
Total non-core expenses	—	—	1.1
Total non-core items	(4.0)	—	1.1
Core net income	57.0	62.2	50.2

Average common equity	943.3	902.5	804.6
Less: average goodwill and intangible assets	(74.0)	(74.2)	(80.0)
Average tangible common equity	869.3	828.3	724.6
Core earnings per share fully diluted	1.14	1.24	1.01
Return on common equity	25.9%	28.0%	24.5%
Core return on average tangible common equity	26.3%	30.5%	27.8%

Shareholders' equity	950.3	936.9	802.4
Less: goodwill and intangible assets	(74.0)	(74.1)	(77.5)
Tangible common equity	876.3	862.8	725.0
Basic participating shares outstanding (in millions)	49.1	49.8	49.6
Tangible book value per common share	17.83	17.32	14.61

Non-interest expenses	83.5	84.1	83.0
Less: non-core expenses	—	—	(1.1)
Less: amortization of intangibles	(1.4)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	82.1	82.7	80.5
Core revenue before other gains and losses and provision for credit losses	142.6	147.5	133.8
Core efficiency ratio	57.6%	56.0%	60.2%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, August 1, 2023 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (800) 225-9448 (toll-free) or +1 (203) 518-9708 (international) ten minutes prior to the start of the call and referencing the Conference ID: BUTTERFIELD. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com